
April 9, 2012

Via E-mail
Jeffrey W. Ferguson, General Counsel
The Carlyle Group L.P.
1001 Pennsylvania Avenue, NW
Washington, D.C. 20004-2505

> **Re:** **The Carlyle Group L.P.**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed April 3, 2012**
> **File No. 333-176685**

Dear Mr. Ferguson:

We have reviewed your amended registration statement and response letter and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Organizational Structure, page 82

Our Organizational Structure Following this Offering, page 82

1. Please also disclose in your diagram the percentage of economic interests the public investors and existing owners will hold in Carlyle Holdings.

Capitalization, page 94

2. Please also present cash and cash equivalents held at consolidated funds in your capitalization table.

Dilution, page 95

3. Please provide us with the calculations you used to arrive at the pro forma net tangible book value and the adjusted pro forma net tangible book value as of December 31, 2011.

Ensure you address any differences from the pro forma balance sheet amounts provided on page 185.

Management's Discussion and Analysis, page 102

4. Your proposed disclosures include preliminary fund valuation information for the three months ended March 31, 2012. As you note, the valuations of your funds are just one of the many drivers of performance fees and there are other factors that impact this type of revenue. In addition, performance fees are just one component of your total revenues. To the extent available, please provide additional preliminary financial results information for the three months ended March 31, 2012 to provide a more complete picture of your results of operations. Please ensure that your disclosure is consistent with your prior presentation of trend disclosures as provided in the MD&A section. If this additional financial information is not available, please tell us how you determined the presentation of preliminary fund valuation information is meaningful without providing any additional financial results information.

Unaudited Pro Forma Financial Information, page 181

Notes to Unaudited Condensed Combined and Consolidated Pro Forma Statement of Operations, page 192

Note 3. Offering Adjustments, page 198

5. For adjustment (b), show precisely how the amount of this adjustment was computed. Please disclose the amount of each debt being repaid as well as the corresponding interest rate used to arrive at the amount of the adjustment. For debt that incurs interest at a variable rate, you should disclose whether you used the average variable rate that this debt would have incurred over the appropriate historical period for which you are giving pro forma effect or the rate as of a given date. If you used the rate as of a given date, please also disclose the date used. Please also disclose the interest rate used for each period and the indexed rate (LIBOR+x% or prime +x%).

Note 5. Calculations of Earnings per Common Unit, page 200

6. Please disclose all units not included in your determination of earnings per common unit for anti-dilution reasons, including any deferred restricted common units which are disclosed as part of adjustment 3(a) on page 199.

Economic Net Income, Fee Related Earnings and Distributable Earnings — Pro Forma, page 202

7. In a similar manner to your disclosures on page 125, please show how you are arriving at the following pro forma amounts: net performance fees, investment income, realized performance fees, net of related compensation, and investment income.

Carried Interest, page 241

8. We note your response to comment 13 in our letter dated March 29, 2012. The 25% of the distributions from the Parent Entities to the non-founder named executives that is subject to forfeiture in the event they cease providing services to you appears to be reportable compensation. Although we note your position that distributions accrue to non-founder NEOs as owners of the firm and do not relate to services rendered, we understand from your response to comment 7 in our letter dated February 27, 2012 that if the NEOs are not providing services at the time an investment in a carry fund is realized, the NEO forfeits this portion of the distribution to which he or she would otherwise be entitled. Please revise your Summary Compensation Table accordingly. Please also confirm to us that Carlyle Holdings partnership units that are granted post-IPO to non-founder named executive officers, except those in connection with the reorganization, will also be reflected as compensation in the Summary Compensation Table.

Financial Statements

Note 3. Acquisitions and Acquired Intangible Assets

Acquisition of Claren Road, page F-22

9. Please disclose the assumed total company valuation used to value the equity interests related to the Claren Road acquisition at December 31, 2010 and December 31, 2011.

    You may contact Nudrat Salik at (202) 551-3692 or Jeanne Baker at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Chambre Malone at (202) 551-3262 or, in her absence, me at (202) 551-3760 with any other questions.

                                            Sincerely,

                                            /s/ Pamela Long

                                            Pamela Long
                                            Assistant Director

Cc: Via E-mail
        Joshua Ford Bonnie, Esq.